Sills Cummis & Gross A PROFESSIONAL CORPORATION
The Legal Center One Riverfront Plaza Newark, New Jersey 07102-5400 Tel: 973-643-7000 Fax: 973-643-6500
Eliezer M. Helfgott Member of the Firm Direct Dial: (973) 643-5159 E-mail: ehelfgott@sillscummis.com	One Rockefeller Plaza New York, NY 10020 Tel: 212-643-7000 Fax: 212-643-6500 650 College Road East Princeton, NJ 08540 Tel: 609-227-4600 Fax: 609-227-4646

October 3, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  John Reynolds, Assistant Director
MAIL STOP 3561

Re:	Platinum Energy Resources, Inc. Amendment No. 9 to Preliminary Proxy Statement on Schedule 14A Originally Filed March 24, 2006 File No. 0-51553

Dear Mr. Reynolds:

This letter sets forth the responses of Platinum Energy Resources, Inc., a Delaware corporation (the “Company” or “Platinum”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 20, 2007 concerning the Company’s Amendment No. 8 to its Preliminary Proxy Statement on Schedule 14A (File No. 0-51553) filed with the Commission on August 28, 2007 (“Amendment No. 8 to the Preliminary Proxy Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

Except as otherwise expressly indicated, references in the text of the responses herein to captions and page numbers are to Amendment No. 9 to the Preliminary Proxy Statement (“Amendment No. 9 to the Preliminary Proxy Statement”) that is being filed herewith. For your convenience, we set forth in this response letter each comment from the Staff’s comment letters in bold type-face followed by the Company’s response below it. Courtesy copies of the marked Amendment No. 9 to the Preliminary Proxy Statement and materials described as being furnished supplementally are furnished in multiple copies under separate cover by overnight courier.

Sills Cummis & Gross
A Professional Corporation
John Reynolds
October 3, 2007

General - 80% Test

1.
We note your response to comments one and two from our letter of August 16, 2007 and, as you note therein, Tandem does not have in its possession formal corporate minutes and share issuance records to verify the number of currently outstanding shares nor, as you have indicated previously, does Tandem have any records to demonstrate that control of the shell was properly transferred to current management.

As a result, and as noted in our prior comment letters, it raises the possibility that the entity with which Platinum has entered into agreements may not have clear title to the assets in question. We do note your legal analysis on the likelihood of unwinding the transaction contained in the last paragraph on page four of your comment letter. Please include as disclosure in your next amendment and consider the need to provide a legal opinion supporting such views to your proxy statement.

Response: We note the Staff’s comment, but respectfully disagree with the Staff’s statement that the lack of information regarding Tandem “ . . . raises the possibility that the entity with which Platinum has entered into agreements may not have clear title to the assets in question.” The Asset Acquisition Agreement and Plan of Reorganization is between Platinum and Tandem Energy Corporation, the subsidiary of Tandem. TEC has owned all of its oil and gas assets, except the Shamrock assets, since the mid-90’s, and with the exception of its Tomball field, it has received title opinions showing that it has clear title to those assets. With respect to TEC’s Tomball field, Exxon Mobil owned this field for over 70 years prior to its acquisition by TEC in 1996, and during the time that TEC has owned it no issues have arisen concerning title. The Shamrock assets, purchased by TEC in June 2005, are also covered by title opinions, and no issues have arisen concerning TEC’s title to those assets. As a result, we are confident there is no issue with respect to the title to the assets that Platinum will be acquiring.

If the courts were to rescind any transaction as a result of lack of corporate records to prove control of the shell and theoretical lack of corporate authority, it would be the June 2005 acquisition by Tandem of the stock of TEC. However, the effect of any such rescission would be that Messrs. Tim Culp, Dyke Culp and Jack Chambers would receive back the stock of TEC and the shares of Tandem that were issued to them in connection with the acquisition would be cancelled. Since Platinum is acquiring substantially all of the assets of TEC, the approval of the shareholders of TEC (i.e., the public shareholders absent a rescission or Messrs. Tim Culp, Dyke Culp and Chambers in the event of a rescission) is required to approve the acquisition. Since Messrs. Tim Culp, Dyke Culp and Jack Chambers are already on record as being in favor of the acquisition, the end result will still be a valid and enforceable acquisition of the assets of TEC by Platinum, and this is irrespective of whether or not a rescission occurs.

As we noted in our letter to the Staff of August 28, 2007, we believe that the courts are reluctant to, and rarely do, impose the remedy of rescission in cases such as this. The courts will not impose rescission if monetary damages will suffice. In this case, the effect of imposition of that remedy would disenfranchise a number of shareholders who purchased stock in the open market and it would be extremely difficult after more than two years to put the parties back in their pre-June 2005 position. We simply do not believe that this is practical or that the courts would see this as a viable alternative, particularly since monetary damages could address any wrong.

As requested by the Staff, we have included disclosure on page 113 of Amendment No. 9 to the Preliminary Proxy Statement relating to the possibility of “unwinding” the Tandem transaction. Tandem has considered the possibility of obtaining a legal opinion as to the likelihood of this transaction being unwound, but as this is primarily a matter of fact rather than law, they believe that such an opinion is not necessary in light of the fact that any rescission rights would be between Tandem and its shareholders, and Platinum is acquiring the assets of a separate subsidiary in a validly authorized transaction.

Sills Cummis & Gross
A Professional Corporation
John Reynolds
October 3, 2007

Summary, page 8

2.
We note your response to comment three from our letter of August 16, 2007 that you had previously subtracted the debt incurred in the 2005 transaction. It would appear that, in order to provide a consistent method of valuation, you should add the value of debt to be incurred in connection with the Platinum transaction (including, but not limited to, the $45 million you disclose on page 51 and the $20.75 million you disclose on page 126), and the gap in valuation between the June 2005 transaction and the proposed acquisition by Platinum would be greater than 34%.

Please revise your proxy statement throughout to reflect this notion, or explain why such revisions are not necessary.

Response: We note the Staff’s comment and respond as follows. We wish to clarify the value that Tandem placed on itself and the value Platinum places on the same assets. In June 2005, Tandem placed a value of approximately $78.2 million on the assets of Tandem and Shamrock and, as a result, offered the following consideration for those assets: (in millions)

	Shamrock	TEC	Total
Cash	$7.9	-	$7.9
Assumption of debt	4.8	13.0	17.8
Notes to owners	9.0	12.0	21.0
Stock *	22.5	9.0	31.5
Total	$44.2	34.0	$78.2

 * The stock value is based on $3.00 per share which was the trading value on or about the time the acquisitions were negotiated and closed.

Although Tandem did incur debt to partially finance the purchase of the assets, the amount of debt incurred had no bearing on the value of the assets themselves. Again, the purchase price and the value Tandem’s management placed on the assets in June 2005 was approximately $78.2 million.

Likewise, the value that Platinum is placing on Tandem’s assets is $102 million. Since the Platinum - Tandem transaction is a stock for assets acquisition, Platinum will incur no debt in conjunction with the purchase. Therefore, the $78.2 million and the $102 million valuations are consistent, with the resulting 30% “premium” paid by Platinum explained on pages 13 and 54 of Amendment No. 9 to the Preliminary Proxy Statement.

The Staff’s reference to the $45 million on page 51 of Amendment No. 8 to the Preliminary Proxy Statement refers to a proposed credit facility with a financial institution which, if needed, would give Platinum a borrowing facility from which it could further develop the Company’s assets. This facility would not be needed to close the Tandem asset acquisition. The Staff’s reference to the $20.75 million on page 126 of Amendment No. 8 to the Preliminary Proxy Statement refers to Tandem’s outstanding bank indebtedness as of June 30, 2007. This amount in no way affects the purchase price of $102 million. Platinum is not paying $102 million and assuming the debt of Tandem. It is paying $102 million, with a portion of the $102 million being used to pay off the outstanding indebtedness of Tandem.

In view of this analysis, Platinum believes its current disclosures within the proxy statement are satisfactory.

Sills Cummis & Gross
A Professional Corporation
John Reynolds
October 3, 2007

3.
As a result of the apparent inconsistent method of valuation noted above, it would still appear appropriate to discuss the reasons why the Platinum board determined in January 2006 that Platinum should pay such a large premium over the amount that the Tandem insiders themselves placed on the assets in June 2005. Please revise your disclosure on page 48 to address this aspect of the transaction.

Response: We note the Staff’s comment and respond as follows. As supported in our response to comment 2 above, we have determined that the disclosure on page 50 adequately reconciles the $78.2 million value Tandem’s management placed on its assets in June 2005 to the $102 million value Platinum is paying for the same assets.

4.
We note your response to comment six from our letter of August 16, 2007 and your added disclosure on pages 41 and 44 that private purchases may be affected by Platinum insiders and their affiliates “during a period when they are not aware of any material nonpublic information regarding Platinum.” Additionally, your disclosure notes that “such private purchases may take into consideration whether the prospective seller has indicated an intention to vote against the acquisition proposal.” The staff is aware of no public disclosure by Platinum with respect to the intentions of any shareholder to vote against the transaction or convert its holdings into a pro rata share of the trust fund. Please reconcile these two statements.

Response: We note the Staff’s comment and direct the Staff to the Section entitled Regulation FD in our Response to Comment 7 below.

5.
Additionally, it appears to the staff that such disclosure raises additional concerns and issues which need to be addressed. First, it would appear to the staff that the registrant or affiliates thereof, have made or intend to make purchases of the registrant’s securities during a distribution, thus potentially invoking the application of Regulation M as promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The registrant should provide a legal analysis as to the applicability of Regulation M to these activities and consideration should be given to the need to provide an opinion of counsel as to this issue.

Response: We direct the Staff to the letter dated September 24, 2007 addressed to Ms. Joan Collopy of the Division of Market Regulation of the SEC which is attached to this letter as Appendix A and which contains a legal analysis of the applicability of Regulation M. Platinum has considered the possibility of obtaining a legal opinion as to the applicability of Regulation M to the proposed activities of the officers and directors of the Company or their affiliates, but as the analysis involves the application to a particular set of facts, the Company believes that a legal opinion is not necessary.

Sills Cummis & Gross
A Professional Corporation
John Reynolds
October 3, 2007

6.
Further, the fact that the registrant is now undertaking or is contemplating open market or privately negotiated purchases of shares, either directly or indirectly through contracted third parties, as a means of eliminating shareholders who have indicated or are believed to have the intent of voting against the acquisition proposal and seeking to exercise their redemption rights, needs to be considered in light of the registrant’s disclosure in its initial public offering registration statement concerning the redemption rights feature of the offering. In particular, the registrant should provide a legal analysis as to the consistency and accuracy of the disclosure in the registrant’s initial public offering registration statement (specifically that disclosure concerning the shareholder redemption rights) with that describing these purchasing activities in the registrant’s proxy materials. Such a discussion should include the potential legal consequences and risks of any inconsistencies.

Response: We note the Staff’s comment and have inserted a risk factor on page 28 of Amendment No. 9 to the Preliminary Proxy Statement which highlights the disclosures contained in the IPO Prospectus, the current intentions of the officers and directors of the Company relating to purchases of shares and the legal consequences of any inconsistencies between the disclosures.

7.
Finally, a legal analysis should be provided to address any and all legal risks and consequences resulting from the registrant’s intended purpose(s) and activities in the market for the registrant’s securities. Such an analysis should include, but not be limited to, the applicability of Rule 14a-9 under the Exchange Act, Rule 10b under the Exchange Act, the federal tender offer rules promulgated under the Exchange Act, and Regulation FD under the Securities Act of 1933, as amended. Consideration should be given to the need for a legal opinion addressing these issues.

Response:  We note the Staff’s comment and direct the Staff to our letter dated September 26, 2007 addressed to Messrs. Michael Karney and John Zitko of the Division of Corporation Finance of the SEC which is attached to this letter as Appendix B and which contains a legal analysis of the legal risks and consequences resulting from the intended purpose and activities in the market for Platinum’s securities by officers and directors of the Company or their affiliates.

Sills Cummis & Gross
A Professional Corporation
John Reynolds
October 3, 2007

Based on a telephone conversation with the Staff subsequent to our September 26, 2007, we supplement our response with the following additional information:

Regulation FD - Purchases by Braesridge Energy LLC

Neither the Company nor any of its officers or directors has engaged in selective disclosure of material non-public information to Regent Venture V LLC, the holder of a 65% interest in Braesridge Energy LLC, or any member of the Ghermezian family in violation of Regulation FD. On September 12, 2007, Barry Kostiner and Braesridge filed a Schedule 13D which stated that on August 27, 2007, Braesridge entered into two Rule 10b5-1 Plans. Pursuant to each of the plans, Braesridge agreed to purchase shares of Platinum common stock in specified daily amounts at a purchase price not to exceed $7.70 per share.

The Company is aware, anecdotally, that certain hedge funds, including QVT Financial LP and Weiss Asset Management, LLC, have purchased large blocks of stock in other SPACs, then voted against or indicated an intention to vote against their business combinations and, ultimately, sold their shares to affiliates of the SPAC (or other friendly buyers). QVT, Weiss and others have filed Schedule 13Gs reporting beneficial ownership interests in Platinum. However, the Company has not, directly or indirectly, been contacted by, nor is it aware of, any stockholder indicating that it intends to vote against the asset acquisition proposal. In addition, investors act for many different reasons and change their minds for many different reasons. As such, any fears or concerns that officers and directors of Platinum may have about the voting decisions by stockholders would not be material. Further, any such disclosure would potentially be more misleading than helpful. Consequently, while the Company’s officers and directors may have concerns about the vote and feelings about what may happen in this transaction based solely on what has occurred in other unrelated SPACs, they have no material non-public information with respect to the voting intentions of any Platinum stockholders and could not have made any selective disclosure about the same to Regent Venture V LLC or any member of the Ghermezian family in violation of Regulation FD.

Sills Cummis & Gross
A Professional Corporation
John Reynolds
October 3, 2007

Open Market Manipulation - Section 10(b) of the Exchange Act

We have examined the limited amount of case law we found where courts have made a finding of manipulation outside the scope of the classic notion of manipulation (e.g. wash sales) and which is not per se curable by disclosure. Such case law concerns the potential violation of Section 10(b) of the Exchange Act where there is a finding of a specific intent to affect the price of stock. Specifically, the notion of “open-market manipulation” is discussed, where the impermissible manipulation occurs through purchases made on the open market. In those cases, the courts require the following elements to successfully plead a claim of manipulation: (1) profit or gain to the alleged manipulator, (2) deceptive intent, (3) market domination and (4) economic reasonableness of the alleged manipulation.1

The courts have further noted that where the trades are made conspicuously on the open market, the necessary element of deception is lacking. 2  The proposed purchases by the officers and directors of Platinum, or their affiliates, regardless of whether they are made on the open market or privately, will be made conspicuously. Full disclosure of the intent to make such purchases, approximate timing of such purchases, the purpose and effect of such purchases on the vote and the market price of the stock is fully disclosed in the proxy statement (see page 44) (and will be disclosed in a press release, an 8-K and the 13Ds and Forms 4 of such affiliates, if applicable.). A plaintiff who has knowledge of the “manipulative conduct” cannot make a valid claim of manipulation because he or she could not have been deceived nor is there any intent to deceive.3  Accordingly, there is neither deceptive intent nor will there be actual deception of the market.

Further, open-market manipulation cases have considered whether purchases were made with the “sole intent” of raising the price of the stock.4  The proposed purchases by the officers and directors of Platinum, or their affiliates, will be made with an intent to impact the vote, and, ultimately, with an investment purpose in mind. They are not looking to take advantage of a temporarily, artificially-inflated market. Therefore, since the proposed purchasers are not acting with the sole (or any) intent to raise the price of the stock, their proposed purchases fall outside the scope of open-market manipulation.

Moreover, it cannot be said that the officers and directors of Platinum, or their affiliates, would be in a position of market domination. In determining whether there is market domination, courts look to percentage domination, timing and other indicia of manipulation.5  In most cases, the domination takes place over many months and not merely a short time span. There is one case where there was a finding of market domination within a short time span; however, that case is distinguishable on its facts from Platinum because, there, the purchasing activity was done in combination with other fraudulent actions.6  Given: (i) the time period of the proposed purchases is limited to a couple of weeks; (ii) the absence of any fraud; and (iii) the relatively low percentage of ownership, there is no market domination.

(1) In Re College Bound Consolidated Litigation, 1995 U.S. Dist. Lexis 10684 (S.D.N.Y. 1995); U.S.A. v. Mulheren, 938 F.2d 364, 370-72 (2nd Cir. 1991).
(2) In Re College Bound Consolidated Litigation, 1995 U.S. Dist. Lexis 10684 (S.D.N.Y. 1995).
(3) See e.g. Guarary v. Winehouse, 190 F.3d 37, 45 (2d. Cir. 1999); see also In Re Olympia Brewing Co. Securities Litigation, 613 Supp 1286, 1292 (N.D. Ill. 1985) (“Regardless of whether market manipulation is achieved through deceptive trading activities or deceptive statements…it is clear that the essential element of the claim is that inaccurate information is being injected into the marketplace.”); GFL Advantage Fund, Ltd. V. Colkitt, 272 F.3d 189, 207 (3d. Cir. 2001) (to establish a claim of market manipulation requires that (1) in connection with the purchase or sale of securities, (2) the defendant engaged in deceptive or manipulative conduct by injecting inaccurate information into the marketplace or creating a false impression of supply and demand for the security (3) for the purpose of artificially depressing or inflating the price of the security).
(4) In Re College Bound Consolidated Litigation, 1995 U.S. Dist. Lexis 10684, 14 (S.D.N.Y. 1995); U.S.A. v. Mulheren, 938 F.2d 364, 368 (2nd Cir. 1991).

Sills Cummis & Gross
A Professional Corporation
John Reynolds
October 3, 2007

Accordingly, at least two of the necessary factors to a finding of manipulation in violation of Section 10(b) - deception and market domination - are not present in connection with the proposed purchases. Therefore, a court could reasonably conclude that the proposed purchases by the officers and directors, or their affiliates, are not in violation of Section 10(b).

Rule 10b-5

Rule 10b-5 provides that, in connection with the purchase or sale of any security, it shall be unlawful for any person, directly or indirectly, by the use of any means or instrumentality of interstate commerce, or of the mails or of any facility of any national securities exchange: (a) to employ any device, scheme, or artifice to defraud, (b) to make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or (c) to engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person. The core elements to proving a 10b-5 violation are materiality (the misstatement or omission must be material: a substantial likelihood that the disclosure of the omitted fact would have been viewed by reasonable investor as having significantly altered the ‘total mix’ of information made available) and scienter (a mental state embracing intent to deceive, manipulate or defraud).

While the IPO prospectus did not disclose that the officers and directors of company, or their affiliates, may make public or private purchases (including block purchases) prior to the vote on the acquisition proposal with the intent to impact the vote in favor of the acquisition and defeat the operation of the 20% provision, such omission was clearly not material and did not involve the requisite scienter.

Firstly, the omission could not have involved an intent to deceive, manipulate, or defraud as the current phenomenon of large investors indicating an intent to vote against a business combination and threatening to force liquidation of the Company did not exist. Consequently, no disclosure was made regarding the possibility of such purchases not because there was an attempt to hide the intent of the officers and directors of the Company or their affiliates but instead because there was no basis for believing that such purchases may be needed to help approve the business combination proposal. Consequently, no scienter was present at the time of the omission.

(1) U.S.A. v. Mulheren, 938 F.2d 364, 371 (2nd Cir. 1991).
(2) U.S.A. v. Mulheren, 938 F.2d 364, 371 (2nd Cir. 1991); In re Delafield [1967-69 Transfer Binder]Fed. Sec. L. Rep. (CCH) P 77,648 (SEC 1969).

Sills Cummis & Gross
A Professional Corporation
John Reynolds
October 3, 2007

Secondly, the omission was not material. An investor in an IPO or any SPAC has the right to convert their shares and receive their liquidation price regardless of the circumstance. The fact that certain officers and directors and their affiliates might be purchasing stock with the intent to impact the vote does not affect that right. Consequently, a stockholder that likes the deal can still vote in favor and a stockholder that does not like the deal can still vote against and receive their conversion price. As such, there is no substantial likelihood that a reasonable investor would consider it important in making an investment decision.

For these reasons, even absent disclosure in the IPO Prospectus of the intent of the proposed purchases, we do not believe that a claim for a violation of 10b-5 could be successfully made.

Selective Treatment of Stockholders

The concept of equal treatment of stockholders in the context of purchases of securities is generally codified in the “best price rule” and Rule 14e-5. These rules apply only in the tender offer context and do not extend to other types of purchases, whether they be by a company, officers and directors of a company, their affiliates or otherwise. There are numerous types of permissible transactions where stockholders are treated selectively, including in the greenmail context or where large blocks are bought and sold with privately negotiated block premiums or block discounts, as the case may be. Further, when a company announces an open market repurchase program, stockholders may sell to the company at various prices and various times. While there are state law fiduciary duty issues raised by treating some stockholders differently than others, this does not raise securities laws issues provided adequate disclosure is made and it is outside the tender offer context. We further note that, in a greenmail context, a corporation is using its own funds for the purpose of making selective purchases. With respect to proposed purchase by officers and directors of Platinum, or their affiliates, no corporate funds will be expended. In this case, affiliates are, in effect, acting as the permissible white knight.

Platinum has considered the possibility of obtaining a written legal opinion as to any and all legal risks and consequences resulting from the proposed activities. Given the broad scope of such an analysis, as well as the fact-sensitive nature of the analysis, the Company believes that a written legal opinion is not necessary.

Sills Cummis & Gross
A Professional Corporation
John Reynolds
October 3, 2007

Closing Comments

We believe that the foregoing and the revisions contained in Amendment No. 9 to the Preliminary Proxy Statement address each of the Staff’s concerns as indicated in its comment letters. Please do not hesitate to contact me (973-643-5159) or Kenneth Koch (212 692-6768) of Mintz Levin Cohn Ferris Glovsky & Popeo P.C. should you have any questions or comments regarding the foregoing.

Very truly yours,

 /s/ Eliezer M. Helfgott
Eliezer M. Helfgott

cc:   Raj Rajan
Michael Karney
John Zitko
James Murphy
Joan Collopy
Securities and Exchange Commission
Mark Nordlicht
Barry Kostiner
Platinum Energy Resources, Inc.
Kenneth Koch
Mintz Levin Cohn Ferris Glovsky & Popeo P.C.
Tim Culp
Michael Cunningham
Tandem Energy Holdings, Inc.
Phillip A. Wylie, Esq.
Snell, Wylie & Tibbals

Appendix A

Sills Cummis Epstein & Gross A PROFESSIONAL CORPORATION
The Legal Center One Riverfront Plaza Newark, New Jersey 07102-5400 Tel: 973-643-7000 Fax: 973-643-6500
Eliezer M. Helfgott Of Counsel Direct Dial: (973) 643-5159 E-mail: ehelfgott@sillscummis.com	One Rockefeller Plaza New York, NY 10020 Tel: 212-643-7000 Fax: 212-643-6500 650 College Road East Princeton, NJ 08540 Tel: 609-227-4600 Fax: 609-227-4646

September 24, 2007

Ms. Joan Collopy
Securities and Exchange Commission
Division of Market Regulation
100 F Street, N.E.
Washington, DC 20549

Re:	Platinum Energy Resources, Inc. Preliminary Proxy Statement on Schedule 14A Originally Filed March 24, 2006 File No. 0-51553

Dear Ms. Collopy:

Thank you for taking the time to speak with us on Friday. As requested on the conference call, we are providing you herein a further description of the facts surrounding Platinum’s proposed acquisition of the assets of Tandem Energy Corporation and our analysis regarding Regulation M. For the reasons set forth below, we conclude that (1) Regulation M is not implicated by the proposed transaction; and (2) an announcement by Platinum in its proxy statement of an intention to make a tender offer after the closing of the proposed asset acquisition is not a violation of Rule 14e-5 and ought to be permitted.

Background to the Acquisition

Platinum Energy Resources, Inc. (“Platinum” or the “Company”) is a blank check company organized as a corporation under the laws of the State of Delaware on April 25, 2005. It was formed with the purpose of effecting one or more business combinations with unidentified operating businesses in the global oil and gas exploration and production industry. On October 28, 2005, Platinum consummated an initial public offering of its equity securities from which it derived net proceeds of $106,472,000. The Platinum common stock, warrants to purchase common stock and units (each unit consisting of one share of common stock and one warrant to purchase one share of common stock) are quoted on the Over-the-Counter Bulletin Board. Of the net proceeds of the IPO, $105,408,000 were placed in a trust account. Such funds, which are being held in an interest-bearing account and will continue to bear interest through the closing, will be released to Platinum upon consummation of a business combination satisfying certain criteria, which would include the Asset Acquisition defined and discussed below. Pursuant to Platinum’s certificate of incorporation, a holder of shares of Platinum’s common stock issued in its IPO may, if the stockholder votes against the Asset Acquisition, demand that Platinum convert such shares into such stockholder's pro rata portion of the trust account at the closing of the Asset Acquisition.

Sills Cummis & Gross
A Professional Corporation
Joan Collopy
September 24, 2007

On January 26, 2006, Platinum entered into a merger agreement with Tandem Energy Holdings, Inc., a Nevada corporation (“Tandem”) pursuant to which PER Acquisition Corp., a wholly-owned subsidiary of Platinum (“PER”), would merge with and into Tandem, with the stockholders of Tandem receiving, in the aggregate, approximately $102 million in cash less the amount required to retire the indebtedness of Tandem and its subsidiaries of approximately $42 million. Tandem, through its wholly-owned subsidiary, Tandem Energy Corporation (“TEC”), a Colorado corporation headquartered in Midland, Texas, is engaged in the oil and gas exploration and production industry and operates oil fields in Texas and New Mexico. Tandem is a non-reporting publicly traded entity. Members of management of Tandem together hold approximately 85% of the outstanding shares of Tandem common stock.

In the fall of 2006, Platinum, PER and Tandem restructured the proposed merger into the present asset deal. On October 4, 2006, Platinum, PER and TEC, Tandem’s wholly-owned subsidiary, entered into an Asset Acquisition Agreement and Plan of Reorganization pursuant to which Platinum will acquire substantially all of the assets and assume substantially all of the liabilities of TEC, including the approximately $42 million of TEC’s debt which will be retired at closing, in exchange for the issuance to TEC of approximately eight million shares of Platinum common stock at closing (the “Asset Acquisition”). The total number of shares of Platinum common stock to be received by TEC will be determined at closing by dividing $60 million (that is the $102 million, less the $42 million of to-be-retired indebtedness) by the per share cash value of Platinum’s IPO trust account. It is contemplated that following the consummation of the Asset Acquisition, TEC will dissolve and, in connection therewith, transfer the shares of Platinum common stock to its sole shareholder, Tandem. Thereafter, is further contemplated that following the registration of Platinum common stock issued in the Asset Acquisition, Tandem will dissolve and, in connection therewith, distribute its assets - which will then consist solely of the Platinum common stock received in the Asset Acquisition - to its shareholders.

Sills Cummis & Gross
A Professional Corporation
Joan Collopy
September 24, 2007

On November 7, 2006, Platinum filed a Registration Statement on Form S-4 for purposes of registering the shares of Platinum common stock to be issued to TEC in the Asset Acquisition. However, based on conversation with the Staff prior to and subsequent to such filing, the Staff took the position that, because Section 3.03 of the Asset Acquisition Agreement provides that Tandem, the sole stockholder of TEC, had consented to the transaction, the issuance of stock consideration to TEC upon consummation of the acquisition could not be registered. According to the Staff, the investment decision relating to such issuance of Platinum common stock had already been made at the time of the execution of the agreement and therefore a registered offering was not appropriate. As a result, the Form S-4 Registration Statement was withdrawn, the transaction was deemed to have been a private placement and we have continued the SEC review process with the Company’s proxy statement. At that time, the Asset Acquisition Agreement was amended to grant the registration rights referenced above. Further, the four major shareholders of Tandem who together hold approximately 75% of the outstanding Tandem shares have consented to the transaction and, thus, from the TEC and Tandem perspectives, the Asset Acquisition has been approved.

Discussion

Regulation M

Regulation M is designed generally to “preclude manipulative conduct by persons with an interest in the outcome of an offering.” In a merger context, Regulation M is specifically designed to protect shareholders who are entitled to receive stock consideration in a “distribution” from manipulation of the price of the stock to be issued in the distribution by distribution participants, issuers or those affiliated with such persons or issuers. Further, the Commission has concluded that, in this context, the risk of manipulation is greatest during the proxy or other solicitation period (when shareholders make their investment decisions regarding the transaction) and any valuation period (when the value of the transaction is fixed by reference to market prices), and has thus established restrictions on activities occurring during the period beginning on the day the proxy solicitation or offering materials are first disseminated to securityholders and ending upon completion of the distribution. This period is known as the “restricted period.”

In our transaction, there are two possible “distributions” to which a Regulation M restricted period could attach: (1) first, the S-1 distribution of the Platinum common stock in the IPO back in October 2005 and, (2) second, the offering and sale of the Platinum common stock to TEC in the Asset Acquisition. With respect to the IPO, that distribution of the Platinum common stock to the public buyers concluded with the underwriter’s sale of the securities to the public upon the closing of the IPO. With respect to the second, the “distribution” is the offering of shares of Platinum common stock in the Asset Acquisition and the “distributee” is TEC. As TEC’s investment decision with respect to the Asset Acquisition has already been made, the offering is complete and there is no current distribution for Regulation M purposes.1  Accordingly, since there is no current distribution, there should be no attendant restrictions on the activities of Platinum or any person affiliated with Platinum for Regulation M purposes.

Sills Cummis & Gross
A Professional Corporation
Joan Collopy
September 24, 2007

In addition, there is no valuation period which could create a restricted period under Regulation M. TEC will receive a fixed amount of consideration ($60 million) and the number of shares it will receive is based on the per share cash value of Platinum’s trust account, not a market-related price. Accordingly, the trading price of Platinum common stock will have no effect on the consideration TEC will receive in the Asset Acquisition.

Further, the general principals and intent of Regulation M are intended to cover manipulation that could have detrimental financial impact on a potentially wide group of distributees in a merger. A transaction involving a single entity, TEC, in receipt of fixed acquisition consideration unrelated to market price of the stock is not the type of distribution contemplated by Regulation M.

Rule 10b-18

As described in the Preliminary Proxy Statement relating to the Asset Acquisition, Platinum has announced that it intends to conduct a Share Repurchase Program in compliance with Rule 10b-18 after the completion of the Asset Acquisition. Rule 10b-18 purchases will not be made by Platinum, or persons who may be affiliates of Platinum, at this time.

Tender Offer

In June 2006, we discussed with the Staff proposed disclosure whereby Platinum would announce an intention to conduct a tender offer following the consummation of the Asset Acquisition.

Rule 13e-4(a)(4) provides that a tender offer “commences” on the date when the issuer first publishes, sends or gives the means to tender to securityholders. The rule and its instructions further provide that all written communications relating to a tender offer from and including the first public announcement must be filed with the Commission on a Schedule TO. Platinum’s proposed disclosure in the proxy statement of an intention to conduct a tender offer following the Asset Acquisition would not amount to the “commencement” of a tender offer because it does not include the “means” for security holders to tender their shares. Accordingly, inclusion of a disclosure in the proxy statement of an intention to commence a tender offer following the completion of the Asset Acquisition would constitute a pre-commencement communication requiring a filing on a Schedule TO, but would not constitute the commencement of a tender offer.

(1) In Staff Legal Bulletin No. 9 Frequently Asked Questions About Regulation M (April 12, 2002), the Staff provides that, in a merger, the restricted period is based solely on the target company’s shareholder vote rather than on the acquirer company’s shareholder vote. In our case, the TEC’s sole shareholder, Tandem, has already approved the Asset Acquisition.

Sills Cummis & Gross
A Professional Corporation
Joan Collopy
September 24, 2007

We further believe that Rule 14e-5 would not preclude the Company’s proposed announcement of its intention to conduct a post-closing tender offer because it can rely on the exception provided by Rule 14e-5(b)(7). Rule 14e-5 prohibits an offeror or its affiliates from making purchases of a subject security following the announcement of a tender offer until the expiration of such tender offer. The Staff has taken the position that the right of each stockholder to convert his or her shares into the cash value of the trust account upon consummation of the business combination (the “Redemption Rights”) may be deemed to be a purchase by an offeror (Platinum), which would violate Rule 14e-5 should a tender offer have been previously announced. However, Rule 14e-5(b)(7) provides an exception to the prohibition against purchases of the subject security following the announcement of a tender offer. Under the Rule 14e-5(b)(7) exception, purchases pursuant to a contractual arrangement which was entered into prior to the public announcement of the tender offer, which is unconditional and binding on both parties and the existence of which, and all material terms relating thereto, are disclosed in the offering material, are permissible. Platinum’s certificate of incorporation (similar to the certificates of incorporation of other SPACs) contains a Redemption Right. This Redemption Right has existed since the date of incorporation and, as it is contained in the Company’s charter, the obligations relating to such Redemption Right are inherently unconditional and binding on the Company and the shareholder exercising his Redemption Right.2  Further, this Redemption Right has been disclosed, and all material terms relating thereto were described, in Platinum’s IPO prospectus, as well as all public filings made by Platinum since that time, including the proxy statement.

In our prior discussions with the Staff regarding the proposed tender offer announcement, the Staff took the position that each party must be obligated to actually make such purchase and the existence of an option by one party, notwithstanding the binding nature of the contract, was insufficient to satisfy the Rule 14e-5(b)(7) test. We have not been able to locate a source for such position. Further, it would seem that this position could have broad unintended implications across tender offers generally, unrelated to SPACs, that has not been codified nor publicized in any SEC interpretive materials. Using the Staff’s analysis, for example, a holder of a pre-existing put right that was unrelated to a tender offer and that may have existed and been disclosed for a number of years would no longer be able to exercise such right once a tender offer by an issuer has been announced, possibly in violation of the unconditional and binding put contract. This is the wrong result and not the one intended by the interplay of Rule 14e-5 and Rule 14e-5(b)(7). The Redemption Rights contained in Platinum’s charter are and should be considered to be an unconditional obligation binding on both Platinum and its shareholder. Accordingly, the exception provided by 14e-5(b)(7) should be applicable to permit Platinum to announce such an intention to conduct a tender offer in its proxy statement prior to the completion of the Asset Acquisition and potential exercise of Redemption Rights.

(2) "A corporate charter is both a contract between the State and the corporation and the corporation and its shareholders." STAAR Surgical Co. v. Waggoner, 588 A.2d 1130, 1136 (Sup. Ct. of DE 1991); see also Hartford Accident & Indemnity Co. v. W.S. Dickey, 24 A.2d 315, 322 (Sup. Ct. of DE 1942); Folk of Delaware General Corporation Law§ 242.2.

Sills Cummis & Gross
A Professional Corporation
Joan Collopy
September 24, 2007

Please do not hesitate to contact me (973-643-5159) or Kenneth Koch (212 692-6768) of Mintz Levin Cohn Ferris Glovsky & Popeo P.C. should you have any questions or comments regarding the foregoing.

Very truly yours,

 /s/ Eliezer M. Helfgott
Eliezer M. Helfgott

cc:  Michael Karney
John Zitko
Securities and Exchange Commission
Mark Nordlicht
Barry Kostiner
Platinum Energy Resources, Inc.
Kenneth Koch
Mintz Levin Cohn Ferris Glovsky & Popeo P.C.
Tim Culp
Michael Cunningham
Tandem Energy Holdings, Inc.
Phillip A. Wylie, Esq.
Snell, Wylie & Tibbals

Appendix B

Sills Cummis Epstein & Gross A PROFESSIONAL CORPORATION
The Legal Center One Riverfront Plaza Newark, New Jersey 07102-5400 Tel: 973-643-7000 Fax: 973-643-6500
Eliezer M. Helfgott Of Counsel Direct Dial: (973) 643-5159 E-mail: ehelfgott@sillscummis.com	One Rockefeller Plaza New York, NY 10020 Tel: 212-643-7000 Fax: 212-643-6500 650 College Road East Princeton, NJ 08540 Tel: 609-227-4600 Fax: 609-227-4646

September 26, 2007

Mr. Michael Karney
Mr. John Zitko
Securities and Exchange Commission
Division of Market Regulation
100 F Street, N.E.
Washington, DC 20549

Re:	Platinum Energy Resources, Inc. Preliminary Proxy Statement on Schedule 14A Originally Filed March 24, 2006 File No. 0-51553

Dear Messrs. Karney and Zitko:

Thank you for taking the time to speak with us last week. As disclosed in our preliminary proxy statement and as discussed in telephone conferences with the Staff, officers or directors of Platinum or their affiliates propose to make purchases of Platinum common stock in the open market and through private purchases with the intent of impacting the vote of the Platinum stockholders in favor of the proposed acquisition of the assets of Tandem Energy Corporation. The Staff has raised two general concerns about such proposed activities: (i) whether such purchases are prohibited under the federal securities laws; and (ii) whether such activities and their impact are adequately disclosed in the proxy statement.

For the reasons set forth below, we believe that effecting such purchases are not prohibited under federal securities laws and adequate disclosure in the proxy statement can and will be made. Accordingly, such activity should be permissible under the federal securities laws.

Sills Cummis & Gross
A Professional Corporation
Mr. Michael Karney
Mr. John Zitko
September 26, 2007

Affiliate Purchases

We have been unable to locate any law, case law, ruling, no-action letter or treatise which would prohibit purchases of stock with the intent to influence a vote. On the other hand, as discussed below, we have found a number of cases indicating such purchases did occur, but the purchases are discussed in other contexts, such as disclosure and fiduciary duties.

The absence of any law, case law, ruling, no-action letter or treatise (other than Regulation M during the time of a distribution with respect to any purchases, regardless of intent) that directly prohibits the purchase of stock with the intent to affect the vote is an implicit recognition that purchases of stock with the intention of affecting a vote is permissible, assuming compliance with state fiduciary obligations, adequate disclosure and the absence of a Regulation M restricted period. Further, even Regulation M whose purpose is, among other things, to protect stockholders from manipulation of stock price in connection with a vote, is limited to the period when a distribution is in effect, and is thus again an implicit recognition that subject to compliance with applicable law and timeframes, purchases with the intent to affect a vote are otherwise permissible.

Purchases of stock by issuer affiliates with the intention to affect the vote are commonplace in the context of contested elections and hostile takeovers. Bidders often buy significant amounts of stock in a potential takeover target in advance of a vote. If a target or an affiliate of a target were to be prohibited from making similar purchases, or placing stock into friendly hands, such target would be at a significant disadvantage (as opposed to equal footing) versus the hostile bidder. In fact, such a prohibition would have the opposite effect: by eliminating open market competition for the stock it would artificially lower the price of the stock and artificially affect the vote in favor of the hostile bidder by effectively tying the hands of the affiliates. Such a result is clearly counter to the purposes and general policies of the federal securities laws. Further, there are broad policy implications if those affiliated with a company are to have their hands tied while non-affiliates are free to take actions which such affiliates believe not to be in the best interests of such company. This creates an uneven playing field, disenfranchises those most interested in the welfare of the company and elevates the interests of a minority over that of the majority.

We recognize that the 20% provision may be a fundamental flaw in the SPAC structure, allowing for a small number of large shareholders to control the success or failure of the business combination by exercising their legitimate rights, irrespective of motive, to demand redemption of their shares.1  However, the federal securities laws should not be applied in a manner that protects solely the rights of the influential holders and prohibits others, including the officers and director of the Company or their affiliates, from seeking to exercise their own legitimate rights to purchase shares, either from such large stockholders or otherwise. Similar to the hostile takeover context, to prohibit purchases by affiliates of the issuer in this context would provide an unfair and artificial benefit to a select group of shareholders, clearly counter to the purposes and policies of the federal securities laws.

(1) In fact, the 20% provision serves a real and practical purpose for the SPAC in terms of negotiating and consummating a business combination. The purpose of the 20% provision is to ensure both the Company and the future target with whom negotiations will take place that there will be enough cash in the company to consummate the combination (assuming a cash or partial cash deal, or that the Company would like the flexibility in negotiating to offer cash) and thereafter on a going forward basis. If there was a strict majority vote and 49% elected to convert, there would likely not be enough cash left in the company post-conversion to consummate the purchase, or thereafter.

Sills Cummis & Gross
A Professional Corporation
Mr. Michael Karney
Mr. John Zitko
September 26, 2007

With respect to concerns of potential market manipulation under the federal securities laws generally, the case law that we have found focus on a limited scope of activity. The U.S. Supreme Court in Santa Fe Industries, Inc. v. Green2 described "manipulation" as "a term of art when used in connection with securities markets." According to the court, the term referred to a relatively narrow scope of activities, such as wash sales, matched orders, or rigged prices, that are intended to mislead investors by artificially affecting market activity and did not reach a broader category of corporate conduct traditionally left to state regulation.3 The types of transactions that the statute contemplates as manipulative are sham transactions, involving a form of trickery, in contrast with Platinum’s proposed transactions.4
Most of such case law suggests that a determination of whether manipulation exists will turn on whether adequate disclosure was made by the purchasers of stock (the alleged “manipulators”) as to the intentions of their actions.5  Further, even the claims in such case law have been limited to failure to disclose the intentions to affect the price of the stock rather than the vote of the stock.6 Moreover, while there is a significant body of law that addresses directors’ fiduciary duties under state law, including relating to the payment of greenmail, nothing in these cases addresses federal securities law concerns regarding prohibitions against purchases of stock with the intent to influence a vote. Again, by discussing the contours of the law applicable to such purchases and omitting a discussion of their outright prohibition, these cases implicitly recognize that there is no such prohibition.

(2) Santa Fe Industries, Inc. v. Green, 430 U.S. 462, 476 (U.S. Sup. 1977). Santa Fe Industries acquired 95% of a target company’s stock and then acquired the remaining shares through a short form merger pursuant to Delaware law. The minority shareholders of target, rather than availing themselves of their appraisal rights under Delaware law, sued in federal court, essentially challenging the Delaware statute, claiming (i) that the merger was for the sole purpose of eliminating the minority, lacking justifiable purpose; (ii) that the merger was without advanced notice; and (iii) that the low valuation was itself a fraud action under federal Rule 10b-5. The court found that the conduct in the instant case was not "manipulative" within the meaning of the statute
(3) Santa Fe Industries, Inc. v. Green, 430 U.S. 462, 477 (U.S. Sup. 1977).
(4) See e.g. Pin v. Texaco, Inc., 793 F.2d 1448, 1451 (5th Cir. 1986) (holding that the repurchase plans and greenmail fell short of the types of wrongful conduct that § 10(b) and Rule 10b-5 were intended to remedy); Kahn v. Solomon Brothers Inc., 813 F. Supp. 191 (E.D.N.Y. 1993) (Treasury bill dealer manipulated market through false and unauthorized bids that inflated the price and permitted the dealer to control the market); SEC v. Malenfant, 784 F. Supp 141 (S.D.N.Y. 1992) (defendant manipulated market by entering match orders designed to inflate the price of the stock).
(5) Schreiber v. Burlington Northern, Inc., 472 U.S. 1, 12 (U.S. Sup. 1985) (requiring misrepresentation or non-disclosure for a claim of manipulation under section 14(e); Santa Fe Industries, Inc. v. Green, 430 U.S. 462, 477 (U.S. Sup. 1977); Metzner v. D.H. Blair & Co., 689 F. Supp. 262 (S.D.N.Y. 1988) (finding defendants owed plaintiffs a duty to disclose market manipulation).

Sills Cummis & Gross
A Professional Corporation
Mr. Michael Karney
Mr. John Zitko
September 26, 2007

 Disclosure

As discussed with the Staff, Platinum intends to insert disclosure into the proxy statement (and will make any further disclosures in other company filings, as appropriate) that we believe will adequately disclose the intent of Platinum’s officers and directors or their respective affiliates, together with the possible effects of such actions on Platinum’s public stockholders. We have set forth in Annex 1 attached hereto our proposed disclosure. We believe that this disclosure is adequate, and in some cases goes beyond what we believe is required by law. However, we are happy to discuss with you the specific wording in connection with finalizing the Company’s proxy statement.

Specifically, the proposed disclosure set forth in Annex 1 addresses a number of the concerns raised by the Staff.

Rule 10b-5

The traditional Rule 10b-5 claim of material misstatement or omission as well as the market manipulation analysis discussed above, which is also predicated upon lack of adequate disclosure, can be fully addressed with the full and accurate disclosure set forth above that will be made in the definitive proxy statement. This disclosure sets forth the intentions of the officers and directors of Platinum, or their affiliates, to purchase shares of Platinum stock with the intent to affect the vote and/or prevent 20% from defeating the vote and causing the Company’s liquidation, as well as the impact of such purchases on the transaction and the considerations that should be taken into consideration by stockholders deciding whether to exercise their conversion rights.

Rule 14a-9

Rule 14a-9 contains the restrictions on the inclusion of false and misleading statements in a proxy statement. Similar to the Rule 10b-5 analysis, by including the proposed disclosure set forth above, full and accurate disclosure will be made in the proxy statement of the intentions of the officers and directors of Platinum or their affiliates to purchase shares of Platinum stock with the intent to affect the vote as well as the impact on the transaction of such purchases and the considerations that should be taken into consideration by stockholders deciding whether to exercise their conversion rights.

(6) See ATSI Communs., Inc. v. Shaar Fund, Ltd., 493 F.3d 87, 100 (2nd Cir. 2007); SEC v. U.S. Environmental, Inc., 155 F.3d 107, 112 (2nd Cir. 1998).

Sills Cummis & Gross
A Professional Corporation
Mr. Michael Karney
Mr. John Zitko
September 26, 2007

Regulation FD

The proposed disclosure also discloses that many of the large stockholders may have intentions to vote against the asset acquisition proposal and that officers and directors of Platinum and their affiliates who would purchase such shares would vote those shares in favor of the asset acquisition proposal. The disclosure highlights the aggregate holdings of the largest six stockholders (other than officers and directors of the Company) to provide the magnitude of the potential purchases. Consequently, to the extent that an officer or director of the Company, or their affiliates, may become aware that a particular holder intends to vote against the asset acquisition proposal, this in and of itself is not undisclosed material information. Accordingly, there is no selective disclosure of material non-public information in violation of Regulation FD.

The attached disclosure goes further than we believe is required. The SEC has done much to open up and encourage communications with stockholders. We have never heard that a blow by blow, stockholder by stockholder description of reactions gathered in the course of those more open communications is required. If so, issuers would be less inclined to communicate with its stockholders, to the detriment of the stockholders and the SEC’s policy of open communication. Moreover, there is much posturing that goes on and any such interim reports would be misleading to stockholders. Furthermore, we do not think that the intention of one voter, even a large stockholders, to vote against the asset acquisition proposal is material to a public stockholders making a decision of whether to vote for the deal or vote against it and convert his or her shares. If the reactions of individual voters were considered material to all of the other stockholders, each definitive proxy would disclose the results of any pre-proxy communications or canvassing efforts. This absurd result could be stretched even further, the logical end point being, by analogy, disclosing in prospectuses the reaction of each potential investor approached on a road show.

Sills Cummis & Gross
A Professional Corporation
Mr. Michael Karney
Mr. John Zitko
September 26, 2007

Tender Offer Rules

Although “tender offer" is neither defined by statute nor regulation, courts have generally adopted a flexible approach in determining the existence of a tender offer, while bearing in mind the goal of investor protection. A widely adopted test for whether a tender offer exists is set forth in the seminal case of Wellman v. Dickinson. 7  Under the Wellman test, the existence of a tender offer is determined by examining the factors set forth below. No one factor is determinative and even the presence of two or more factors is not conclusive evidence of a tender offer. Rather, it is necessary to examine the totality of the circumstances. The factors are:

1. Active and widespread solicitation of public shareholders for the shares of an issuer;

2. Solicitation made for a substantial percentage of the issuer’s stock;

3. Offer to purchase made at a premium over the prevailing market price;

4. Terms of the offer are firm rather than negotiable;

5. Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased;

6. Offer open only a limited period of time;

7. Offeree subjected to pressure to sell his or her stock; and

8. Public announcement of a purchasing program precedes or accompanies rapid accumulation of the target's securities.

Applying these factors to the proposed purchases by officers or directors of the Company or their affiliates, it is reasonable to conclude that no tender offer is being made. Although some of the Wellman factors are present, there will be no widespread solicitation, the terms of the offers will be negotiated (at least with respect to private transactions), the purchases are not contingent on a fixed number of shares or subject to a fixed maximum number to be purchased, and there will be no time pressure to sell. In fact, given the nature of the SPAC structure, not only are the stockholders not under any pressure to sell, they have a second opportunity to sell their shares by exercising their conversion rights.

(7) 475 F. Supp. 783 (S.D.N.Y. 1979), aff'd. 682 F.2d 355 (2d Cir. 1982).

Sills Cummis & Gross
A Professional Corporation
Mr. Michael Karney
Mr. John Zitko
September 26, 2007

Please do not hesitate to contact me (973-643-5159) or Kenneth Koch (212 692-6768) of Mintz Levin Cohn Ferris Glovsky & Popeo P.C. should you have any questions or comments regarding the foregoing.

Very truly yours,

 /s/ Eliezer M. Helfgott
Eliezer M. Helfgott

cc:   Mark Nordlicht
Barry Kostiner
Platinum Energy Resources, Inc.
Kenneth Koch
Mintz Levin Cohn Ferris Glovsky & Popeo P.C.
Tim Culp
Michael Cunningham
Tandem Energy Holdings, Inc.
Phillip A. Wylie, Esq.
Snell, Wylie & Tibbals

Sills Cummis & Gross
A Professional Corporation
Mr. Michael Karney
Mr. John Zitko
September 26, 2007

Annex 1

Transactions by Platinum Officers and Directors or their Affiliates

Our initial stockholders, including our officers and directors, acquired a total of 3,600,000 shares of Platinum common stock prior to our IPO, or 20% of the outstanding shares of Platinum common stock. These stockholders have agreed to vote such shares on the asset acquisition proposal in accordance with the majority of the votes cast by the holders of shares issued in our IPO. In our IPO prospectus, we disclosed that our directors and officers may purchase shares of common stock as part of the IPO or in the open market, although at the time they had no intention to do so. Our IPO prospectus also disclosed that, if officers or directors did purchase shares, they would be free to vote them on a business combination, such as the asset acquisition proposal, as they so chose. Our certificate of incorporation states that each stockholder who votes against a business combination, such as the asset acquisition proposal, has the right to convert his or her shares into the cash value of the trust account upon consummation of such combination, and that, to the extent stockholders holding 20% or more of the shares issued in our IPO exercise such right, the Company will not consummate the business combination and will liquidate.

Certain of our officers and directors and/or their affiliates have entered into Rule 10b5-1 trading plans to purchase Platinum common stock or warrants and have indicated an intention to engage in permissible public market purchases, as well as private purchases, including block purchases, of Platinum securities, in each case at any time prior to the special meeting during a period when they are not aware of any material nonpublic information regarding Platinum. Such private purchases may take into consideration whether the prospective seller has indicated an intention to vote against the asset acquisition proposal. Although, as of the date hereof, we are unaware of the intention of any stockholder to vote against the asset acquisition proposal, it is possible that some or all of the large stockholders of the Company may have intentions vote against the asset acquisition proposal. The six largest stockholders of the Company (other than officers or director of the Company) hold in the aggregate approximately 50% of the outstanding shares of common stock of the Company. See “Beneficial Ownership of Platinum Securities.” To the extent that we become aware of any stockholders who have voted against or indicated an intention to vote against the asset acquisition proposal, the officers and directors of Platinum and/or their affiliates may approach such stockholders with the intention to purchase their shares. Any shares of common stock so purchased privately after the record date would likely be conditioned upon obtaining from the selling shareholder: (i) a proxy to vote the shares at the special meeting, or (ii) if the seller has already voted the shares against the asset acquisition proposal, a new proxy card changing seller’s vote to one in favor of the asset acquisition proposal. Each of the officers and directors have advised that they would vote all shares so purchased in favor of the acquisition and the other proposals to be presented at the special meeting of stockholders.

Sills Cummis & Gross
A Professional Corporation
Mr. Michael Karney
Mr. John Zitko
September 26, 2007

As described in the Section entitled “Reasons for the Asset Acquisition” and elsewhere in this proxy statement, Platinum management believes that the asset acquisition is in the best interests of Platinum stockholders. Notwithstanding, Platinum stockholders considering whether to vote for the asset acquisition proposal, or to vote against the asset acquisition proposal and elect to convert their shares into cash, should consider the following factors:

(1)
Effect on Price. The market price of Platinum common stock will likely increase solely as a result of purchases by our officers and directors or their affiliates. You should not rely on the market price of our common stock in considering whether to vote for or against the asset acquisition proposal. Your decision should be based on the merits of the proposed asset acquisition as disclosed in this proxy statement.

(2)
Management Conflicts of Interests. As described in our IPO prospectus and in our other filings with the SEC, our officers and directors have significant conflicts of interests in connection with the vote on the asset acquisition proposal. Our officers and directors and there affiliates currently own, in the aggregate, approximately ____ shares of common stock, or ___% of the Company’s outstanding common stock, 3,600,000 of which were acquired prior to the Company’s IPO, and _____ warrants to purchase common stock. If the asset acquisition proposal is not consummated, Platinum will dissolve and liquidate. Our officers and directors who acquired their Platinum common stock prior to our IPO have waived their rights to participate in any liquidation distribution with respect to shares of common stock owned by them immediately prior to the IPO. Further, there will be no distribution from the trust account with respect to Platinum’s warrants. Accordingly, all of the warrants, including those held by our officers and directors or their affiliates, will become worthless in the event of a liquidation.

(3)
Effect on Vote, 20% Provision and Redemption Rights. The purchases of common stock by our officers and directors or their affiliates, all of whom intend to vote in favor of the asset acquisition proposal, will impact the vote on the asset acquisition proposal. In open market purchases, our officers and directors or their affiliates may be purchasing common stock from stockholders who (unknown to such purchasers) may have otherwise voted against the asset acquisition proposal. In private transactions with large block holders, our affiliates will be purchasing common stock from stockholders who may have intended to vote against the asset acquisition proposal. Accordingly, such purchases make it more likely - but not assured - that a majority of shares will be voted in favor of the asset acquisition proposal and that the 20% threshold of stockholders that must exercise their conversion rights in order to defeat the asset acquisition proposal and cause the liquidation of the Company would not be reached. Platinum stockholders voting against the proposed acquisition proposal will still have the right to convert their shares into their pro rata portion of the trust account at the consummation of the acquisition.